[SRZ Letterhead]

February 27, 2012

Mr. Larry L. Greene

Senior Counsel

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gottex Multi-Alternatives Fund -- I

File Nos. 333-166621, 811-22411

Gottex Multi-Alternatives Fund -- II

File Nos. 333-166620, 811-22414

Gottex Multi-Asset Endowment Fund -- I

File Nos. 333-166619, 811-22413

Gottex Multi-Asset Endowment Fund -- II

File Nos. 333-166618, 811-22412

(each, a "Fund" and together, the "Funds")

Dear Mr. Greene:

On behalf of each of the aforementioned Funds, we are hereby filing this letter in connection with our telephone conversation on February 13, 2012 (the "Conversation"), in which you provided comments on the Post-Effective Amendments to the Registration Statements (each, a "Registration Statement") filed by the Funds under the Investment Company Act of 1940 ("1940 Act") and the Securities Act of 1933 ("Securities Act"). Below, we describe the changes we have proposed to the Registration Statements in connection our Conversation.

For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. As was the case with your comments, except where otherwise specifically noted, a response on a comment that is substantially similar with respect to one or more other Funds is deemed to be made with respect to such other Funds as well, to the extent applicable. Capitalized terms used but not defined in this letter have the same meanings given in the Registration Statements.

1. Please explain why the Funds have not filed annual or semi-annual reports since the Registration Statements were declared effective in November 2010.

Because the Funds had not yet commenced operations, such reports were not required to be filed. Only Gottex Multi-Asset Endowment Fund -- I and Gottex Multi-Asset Endowment Fund -- II (the "MAE Funds") recently commenced operations (in January 2012).

2. Please consider whether the cover page of the Prospectus should state that the Master Funds in which the Funds invest is a fund of hedge funds.

This disclosure is already in Gottex Multi-Alternatives Fund - I and Gottex Multi-Alternatives Fund - II (the "Multi-Alternatives Funds"), but is not appropriate for the MAE Funds because the Master Fund for the MAE Funds is not primarily a fund of hedge funds.

3. Please note the suggested removal of the legend on the Cover Page of the Registration Statement regarding the delay of effectiveness, as this does not apply to Post-Effective filings.

We note your comment.

4. Please revise the legend on the second page of the Prospectus to remove the reference to "any state securities commission."

The requested change has been made.

5. Please clarify throughout the Prospectus at what price shares will be offered after the initial offering and address the fact that the Funds have commenced operations and are no longer in the initial offering period.

The initial price for the offering is $10 per Share, but because this is a continuous offering, after the initial offering, the Shares are sold at net asset value. The Funds note that the initial offering period has only ended for the MAE Funds, which commenced operations last month. As a result, disclosure in the MAE Funds' Prospectus will be revised to remove any references to an initial offering of $10 per Share.

6. Please list the Appendices in the Table of Contents.

The requested change has been made.

7. Please clarify what is meant by "high quality external managers" on page 1 of the Prospectus.

The requested clarification has been made.

8. In connection with the reference to "high yield debt securities" in the second bullet on page 2, please add disclosure that these securities are speculative and are commonly referred to as "junk" bonds.

The requested disclosure has been added.

9. With respect to the statement on page 4 of the Prospectus that the Adviser has complete discretion in determining whether to utilize the Macro Market Asset Allocation Overlay (the "Overlay"), please clarify whether 100% of the portfolio could be invested in this strategy.

As noted in the section describing the Overlay, the Overlay represents only a portion of the portfolio and therefore is designed only to supplement the portfolio (which supplemental role is disclosed in the noted section).

10. Please clarify that the scenario described in the second sentence of the third paragraph on page 9 regarding the Feeder Funds being subject to a fee is consistent with the requirements of Section 15(a) of the 1940 Act. Additionally, please confirm whether the Feeder Funds would be subject to the incentive fee in such a situation.

The Funds believe that the circumstances under which the Feeder Funds would bear a Management Fee and an Incentive Fee are precisely specified in the Advisory Agreement (filed as Exhibit 25(2)(g) of each Feeder Fund's Registration Statement on Form N-2 filed on November 8, 2010) in accordance with the requirements of Section 15(a).

11. Please confirm whether any fees are charged to investors as a result of having to invest in the Funds through brokerage accounts.

We are not aware of any fees or charges by brokers that are attributable specifically to investments in the Funds (other than usual, customary brokerage charges).

12. Please revise the fourth bullet on page 20 to state that the Master Fund (and not the Fund) pays fees and allocations to the Adviser.

The requested change has been made.

13. Please clarify why there is a discrepancy between the Acquired Fund Fees and Expenses figure in the Summary of Fund Expenses and the figure in the Financial Highlights table.

The fees and expenses in the Summary of Fund Expenses table in the Prospectus are estimates based on expenses expected to be incurred for the first full fiscal year of the Funds while the Financial Highlights figure is based on actual expenses incurred prior to the Funds' commencement of operations.

14. Please state whether any credit default swaps are expected to be entered into.

The Funds do not expect to enter into any credit default swaps.

15. Please clarify whether the Event-Driven strategy described on page 63 involves any climate or weather events.

The Event-Driven strategy referenced on page 63 does not involve any climate or weather events.

16. In the heading on page B-1, please remove the reference to "Gottex," to make it clear that other party performance is not included. Please also add 1, 5 and 10 year performance for the Gottex Other Vehicle Performance. Lastly, please confirm that the Other Vehicles performance calculations meets relevant standards for performance composites (such as AIMR requirements).

The requested changes have been made. The Funds confirm that the Other Vehicle performance calculations meet the standards of the Investment Advisers Act of 1940 and is compliant with the standards prescribed by the Alternative Investment Management Association (AIMA). The Funds note that the Other Vehicle only commenced operations in August 2009 and thus only 1 year and since inception performance is being included in Appendix B.

17. Currently, the Fund's fundamental investment policies state that the Fund will not issue senior seniorities except as consistent with the Fund's investment policies. The Staff notes that the Fund's investment policies as they relate to senior securities may be part of these fundamental investment policies.

We note your comment.

18. Please explain why the reference to the initial offering terminating when the Master Fund reaches $25 million in assets is not included in the MAE Funds' Prospectus but is included in the Multi-Alternatives Funds' prospectuses.

Because the MAE Funds have commenced operations and the Multi-Alternatives Funds have not, this language is not necessary in the MAE Funds' Prospectus.

In addition to the foregoing, each Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Funds believe that the foregoing responses, together with changes being made in the Registration Statements, are fully responsive to all of the Staff's comments.

Please call the undersigned at (212) 756-2131 with any questions or comments.

Sincerely yours,

/s/ George M. Silfen

George M. Silfen